March 25, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0404

Attention:  Kevin Woody, Branch Chief

Re:  AMREP Corporation
File Number 1-4702

Dear Mr. Woody:

The following comments are in response to the comments contained in your letter dated March 11, 2008 regarding the review of the Annual Report on Form 10-K of AMREP Corporation (the "Company") for the fiscal year ended April 30, 2007 ("2007 Form 10-K"). As requested, the responses below are keyed to the three comments contained in the March 11, 2008 letter.

Comment Number 1 re: Item 3. Legal Proceedings (page 18):
---------------------------------------------------------

A subsidiary of AMREP Corporation did receive a favorable judgment in the amount of $4,159,770, plus interest, in April 2006. The Company believes that it is highly unlikely that any amount will be collected under this judgment since, as stated in Item 3 of Part I of the 2007 Form 10-K, the judgment debtor is no longer in business and does not appear to have the assets to pay that judgment. The Company recognizes the standards established by paragraph 17 of SFAS 5 regarding the disclosure of gain contingencies. However, because the likelihood of realization of any amount under this judgment is deemed to be remote, the Company believed it prudent not to discuss this matter in the footnotes to the financial statements in order to avoid any implication that any such amount might be recoverable.

Comment Number 2 re: Note (2) Acquisitions (page 43):
-----------------------------------------------------

In order to determine the appropriate amortization method and period of amortization for the value assigned to customer contracts and relationships, the Company performed a study of the customer base of the acquired company ("Palm Coast"). Palm Coast has contracts in place with its core customers that generally have terms of from 3 to 5 years, which would tend to suggest a useful life based on the contract terms, however, the past renewal rates of customer contracts tend to suggest otherwise. There is only one sizable active competitor in the industry, and it is a time consuming process for a customer to change subscription fulfillment service providers. Typically, the contracts are renewed with no material modifications to the terms and conditions. As a result, with only a small number of industry providers from which to choose in combination with long lead times required to implement a provider change, the customer base in the subscription fulfillment industry has generally had a tendency to remain with their current providers for periods far in excess of initial contract terms. For these reasons, both the Company and Palm Coast have many long-time customers.

As part of its exercise to value intangibles, the Company in conjunction with an independent valuation firm analyzed a 20-year revenue stream as the method of valuing the customer contracts and relationships. The analysis indicates that the net present value of the estimated after-tax future cash flows for the first 12 years represents 92% of the total value indications, with subsequent after-tax cash flows representing a minor component. Based on this analysis, the Company deemed a 12-year life to be the appropriate period for amortization.

In determining the method of amortization of the customer contracts, the Company considered paragraph 12 of SFAS No. 142 that states, among other things, "The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used."

In the Company's analysis to determine a pattern in which the economic benefits would be recognized, it was noted that some attrition of the acquired company's customer contracts occurred in prior years, but that the range of the attrition rates varied widely on a year-to-year basis. As a result, the Company concluded that a reliable pattern of economic benefits could not be determined. Accordingly, the straight-line amortization method was deemed to be appropriate. In addition, the Company will review the unamortized value of customer contracts and relationships for impairment in accordance with SFAS 144 whenever a significant customer contract is terminated or not renewed, and whenever other events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Comment Number 3 re: Exhibits 31.2 and 31.3 (pages 64 and 65):
--------------------------------------------------------------

Please be advised that Company will incorporate the revisions required by this comment into its future filings.

                                       ***

The Company hereby acknowledges:

   - The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

   - Comments made by the SEC staff or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and

   - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter is responsive to your comments. If you have additional comments or need to contact the Company further, you may contact me at (609) 716-8210 (fax number (609) 716 - 8255).

Yours truly,

/s/ Peter M. Pizza_
-------------------
Peter M. Pizza
Vice President - Chief Financial Officer

cc: Roger Smith - McGladrey & Pullen, LLP


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